BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008


                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          US West, Inc


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/Damian P. Reitemeyer



Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                    (Amendment No.  6 )*
                            ____

                        US West, Inc
           _______________________________________
                       NAME OF ISSUER:
              Common Stock (Par Value - no par)
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          912889102
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))
                      Page 1 of 8 Pages
CUSIP No. 912889102                Page 2 of 8 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned
  subsidiary, Bankers Trust Company, as Trustee for various
  trusts, and employee benefit plans, and investment
  advisor.   13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [ ]
     (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations.

  NUMBER OF    5. SOLE VOTING POWER

 SHARES         Bankers Trust New York Corp.   591,800
 shares
               Bankers Trust Company        4,153,799 shares
                                            4,745,599 shares

  BENEFICIALLY 6. SHARED VOTING POWER

 OWNED BY       Bankers Trust New York Corp.         0
 shares
               Bankers Trust Company          203,637 shares
                                              203,637 shares

  EACH         7. SOLE DISPOSITIVE POWER

  REPORTING    Bankers Trust New York Corp.   591,800 shares
               Bankers Trust Company       10,935,565 shares
                                           11,527,365 shares

  PERSON       8. SHARED DISPOSITIVE POWER

     WITH      Bankers Trust New York Corp.         0 shares
               Bankers Trust Company          283,320 shares
                                              283,320 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON

           Bankers Trust New York Corp.   591,800 shares
           Bankers Trust Company       11,218,885 shares
                                       11,810,685 shares


CUSIP No. 912889102                Page 3 of 8 Pages


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES *

          [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                Bankers Trust New York Corp.        0.1%
                Bankers Trust Company               2.4%
                                                    2.5%

12.TYPE OF REPORTING PERSON *

   Bankers Trust New York Corporation - HC
   Bankers Trust Company - BK;

CUSIP No. 912889102                Page 4 of 8 Pages


             DISCLAIMER OF BENEFICIAL OWNERSHIP

THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE  BANK
) IS, FOR THE PURPOSE OF SECTION 13(g) OF THE SECURITIES AND
EXCHANGE ACT OF 1934, OR FOR ANY OTHER PURPOSE, THE
BENEFICIAL OWNER OF THE SECURITIES SET FORTH IN ITEM
4(a)(ii) HEREOF.

Item 1(a) NAME OF ISSUER:

          US West, Inc

Item 1(b) ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE OFFICES:

          7800 East Orchard Road
          Englewood, CO  80111

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor, are both corporations incorporated in the State of New York with their principal business offices located in New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock (Par Value - no par) of US West, Inc, a Colorado corporation.

Item 2(e) CUSIP NUMBER:

          912889102
CUSIP No. 912889102                Page 5 of 8 Pages


Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

          (i)  As of December 31, 1994, Bankers Trust
               New York Corporation was the beneficial owner of 591,800 shares. Bankers Trust Company, as Trustee for various trusts, and employee
          benefit plans, and investment advisor (the    Bank
          ), was the beneficial owner of     11,218,885
          shares of common stock.

     (ii) The Bank was also the record owner of 36,236,491 shares held by the Bank as Trustee of the US West Savings Plan/ESOP for Salaried Employees, Savings &
          Security Plan/ESOP, and Payroll Stock Ownership
          Plan (the Plan ) with respect to which the bank disclaims beneficial ownership. The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants accounts and unvoted shares. Since, in the view of the Bank, and Bankers Trust New
          York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank, and Bankers Trust New York Corporation hereby disclaim beneficial ownership of such securities.








CUSIP No. 912889102                Page 6 of 8 Pages


     (b)  PERCENT OF CLASS:

          The common stock described in Item 4(a) above as to which the Banker Trust New York Corporation and
          Bankers Trust Company acknowledges beneficial ownership constitutes the following:

                Bankers Trust New York Corp.        0.1%
                Bankers Trust Company               2.4%
                                                    2.5%

          The Common Stock as to which Bankers Trust New
          York Corporation and Bankers Trust Company disclaims beneficial ownership constitutes 7.7% of the Issuer s outstanding Common Stock.

     (c)  Number of shares as to which the Bank has:
     (i)  sole power to vote or to direct the vote -

             Bankers Trust New York Corp.   591,800 shares
             Bankers Trust Company        4,153,799 shares
                                          4,745,599 shares

     (ii) shared power to vote or to direct the vote -

             Bankers Trust New York Corp.         0 shares
             Bankers Trust Company          203,637 shares
                                            203,637 shares

     (iii)sole power to dispose or to direct the disposition
          of -
                Bankers Trust New York Corp.   591,800 shares
                Bankers Trust Company       10,935,565 shares
                                            11,527,365 shares

     (iv) shared power to dispose or to direct the disposition of -

                Bankers Trust New York Corp.         0 shares
                Bankers Trust Company          283,320 shares
                                               283,320 shares



Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          [ ]




CUSIP No. 912889102                Page 7 of 8 Pages


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          The Issuer s Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor and Bankers Trust New York Corporation, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

CUSIP No. 912889102                Page 8 of 8 Pages


Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995

Signature: Bankers Trust New York Corporation


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary


Signature:     Bankers Trust Company, as Trustee for various
               trusts, and employee benefit plans, and
               investment advisor.


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company